EXHIBIT 3.2
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
NOVO NETWORKS, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

     Novo Networks, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
     FIRST: Resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing that said amendment be considered by the stockholders of the Corporation entitled to vote thereon were duly adopted by unanimous written consent of the Board of Directors of the Corporation dated on February 17, 2005.
     SECOND: Thereafter, said amendment was approved in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware by the written consent of a majority of the stockholders of the Corporation entitled to vote thereon (being the holders of the Corporation’s Common Stock, voting together as a single class with the holders of the Corporation’s Series D Convertible Preferred Stock and the holders of the Corporation’s Series E Convertible Preferred Stock, as well as the holders of the Series B Convertible Preferred Stock, holders of the Series D Convertible Preferred Stock, and holders of the holders of the Series E Convertible Preferred Stock, each voting as a separate class) and notice to the stockholders eligible to vote, but who did not consent in writing, was delivered as required by Section 228(d).
     THIRD: Said amendment would amend the Certificate of Incorporation of the Corporation as follows:
     I. The first paragraph of Article FOURTH is deleted and substituted in lieu thereof is the following new first paragraph of Article FOURTH:

     “FOURTH. Shares
     “The aggregate number of shares which the Corporation shall have the authority to issue is Twenty-Two Million (22,000,000) shares of which Twenty Million (20,000,000) shares shall be shares of Common Stock of a par value of $0.00002, and Two Million (2,000,000) shares shall be shares of Preferred Stock of a par value of $0.00002. In connection with such recapitalization, the outstanding shares of Common Stock and Preferred Stock shall be reclassified and One (1) new share of Common Stock, par value $0.0002 per share, shall be issued for every Three Hundred (300) shares of existing Common Stock, par value $0.00002 per share, and One (1) new share of Preferred Stock, par value $0.0002 per share, shall be issued for every Three Hundred (300) shares of existing Preferred Stock, par value $0.00002 per share. Upon the filing of this Certificate of Amendment, every existing Three Hundred (300) shares of Common Stock shall represent the right to receive One (1) new share of reclassified Common Stock, and every existing Three Hundred (300) shares of Preferred Stock shall represent the right to receive One (1) new share of reclassified Preferred Stock. No fractional shares shall be issued, and instead, all fractions of shares will be purchased at current market prices or rounded up to the next whole share.”
     II. Article FIRST is amended to change the name of the Corporation from Novo Networks, Inc. to Berliner Communications, Inc.
     FOURTH: Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed on the 16th day of September, 2005 and the undersigned does hereby affirm, under the penalties of perjury, that the statements contained herein have been examined by him and are true and correct.

NOVO NETWORKS, INC.
/s/ Richard B. Berliner
Richard B. Berliner
Chief Executive Officer

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